[redacted]

BSP 3/24/10

UNITED ST
SECURITIES AND EXCHA
Washington D.(

09056779

B APPROVAL
ber: 3235-0123
ebruary 28, 2010
average burden
r response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Merlin Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 2525

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Hiestand **(415) 848-0270**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 11 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

SD 3/25/09

OATH OR AFFIRMATION

I, **John D. Hiestand**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Merlin Securities, LLC**, as of **December 31, 2008**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____

____

____

Signature

CHIEF FINANCIAL OFFICER

Title

~~State of California~~
~~County of San Francisco~~

~~Subscribed and sworn to before me this ____ day of ________ 2009~~

See attached certificate

~~Notary Public~~

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 24 (Date) day of February (Month), 2009 (Year), by

(1) John D. Hiestand (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

SHAUNA BURNS-STAUDT
Commission # 1771579
Notary Public - California
Alameda County
MyComm. Expires Oct 4, 2011

Signature [signature] (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Financial Statements

Document Date: December 31, 2008 Number of Pages: 18

Signer(s) Other Than Named Above: None

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

MERLIN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

To the Member
Merlin Securities, LLC

We have audited the accompanying statement of financial condition of Merlin Securities, LLC (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Merlin Securities, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy + Weiland LLP

San Francisco, California
February 23, 2009

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms
The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

MERLIN SECURITIES, LLC
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 11,554,701
Due from clearing brokers	849,338
Accounts receivable, net	457,150
Deposits with clearing brokers	1,005,026
Prepaid expenses and other assets	227,675
Total assets	$ 14,093,890
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 712,664
Commissions and bonuses payable	1,700,262
Due to customers	1,508,737
Accrued expenses	1,165,167
Due to parent	222,768
Total liabilities	5,309,598
Member's equity	8,784,292
Total liabilities and member's equity	$ 14,093,890

See Accompanying Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

Merlin Securities, LLC (the "Company") is a Delaware limited liability company formed on April 1, 2004. The Company is a wholly-owned subsidiary of Merlin Group Holdings, LLC (the "Parent").

The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has been approved by FINRA to act as a broker or dealer in securities to execute transactions in corporate equity securities on listed and over-the counter markets, government and corporate debt securities, options on securities, private placements of securities, and rebate a portion of commissions to customers and/or their creditors. The Company does not trade for its own account.

The Company is an introducing broker-dealer that provides securities and derivatives trading and various brokerage firm services to hedge funds, corporations, and institutional investors. J.P. Morgan Clearing Corp. and Goldman Sachs Execution and Clearing Services, L.P. (the "Clearing Brokers") are custodians who provide clearing services to the Company.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of ninety days or less to be cash equivalents.

Due from Clearing Brokers

Pursuant to the clearance agreements with the Clearing Brokers, the Company introduces all of its customer securities to the Clearing Brokers on a fully-disclosed basis. The amount due from Clearing Brokers represents the net amount due from the brokers primarily for commissions. Withdrawal of cash deposits may be restricted from time-to-time due to unsettled trades or short stock sales. In the normal course of business, the balance in the trading account reflects net amounts due from the Clearing Brokers.

1. Business and Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. To the extent deemed necessary, the Company maintains an allowance for estimated losses from the inability of clients to make required payments. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Company considers factors such as historical collections, a client's current creditworthiness, age of the receivable balance and general economic conditions that may affect a client's ability to pay.

Due to Parent

The Parent incurs expenditures on behalf of the Company, which are reflected as expenses on the books of the Company. Amounts due to Parent represent amounts owed to the Parent by the Company as reimbursement for such expenses paid and liabilities incurred by the Parent as of December 31, 2008.

Federal and State Income Taxes

No provision for federal or state income taxes has been made since the Company's income is allocated to the Parent for inclusion in the Parent's income tax returns.

Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN48"), establishes new guidance on recognition and measurement of certain tax positions for financial reporting purposes. The Company has elected to defer application of FIN48 until 2009 pursuant to FASB Staff Position 48-3. The Company believes it has no tax positions that would be subject to recognition or measurement under FIN48 and does not expect application of FIN48 to have a material impact on the statement of financial condition.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash deposited with the Company's Clearing Brokers, accounts receivable, accounts payable, and other accrued expenses, approximate their fair values.

1. Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk

Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2008. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company also maintains its cash in money market accounts that are not federally insured. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

Cash held by the Clearing Brokers is insured by the Securities Investor Protection Corporation and by supplemental insurance provided by the brokers. Such insurance protects against loss due to failure of the Clearing Brokers, but not loss due to unfavorable changes in the fair value of securities. Management does not believe the Company is exposed to undue risk of loss thereon.

2. Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk (continued)

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by unrelated Clearing Brokers that maintain custody of customers' securities and provide financing to customers. Through indemnification provisions in agreements with Clearing Brokers, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

3. Net Capital Requirements

The Company is a broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2008, the Company had regulatory net capital, as defined, of $8,099,467, which exceeded the amount required by $7,745,494. The Company's aggregate indebtedness to net capital ratio was 0.66 to 1.

4. Related Party Transactions

The Company is party to an expense sharing agreement with the Parent. This agreement allows the Parent to provide certain services to the Company and for certain direct and indirect expenses to be allocated to the Company and net settled on a monthly basis.

5. Commitments

The following is a table summarizing significant commitments as of December 31, 2008, consisting of future minimum lease payments under all non-cancelable operating leases for market data services with initial or remaining terms in excess of one year.

	Operating Leases
2009	$ 435,760
2010	435,760
	$ 871,520

6. Subsequent Events

The Company had equity distributions to the Parent in the amount of $330,000 through February 23, 2009. The Company is still in compliance with the SEC Uniform Net Capital Rule 15c3-1 after the equity distributions.